SAFRAN

SIÈGE SOCIAL

June 26, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the “Company”) pursuant to the exemption from the Securities Exchange Act of 1934 (the “Act”) afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

cc: Alain Marcheteau
(Safran)

dlw 6/29

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France
Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

I. PRESS RELEASES

June 7, 2006 – SAFRAN opens a new Labinal aircraft wiring plant in Morocco.

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

Press release

SAFRAN opens a new Labinal aircraft wiring plant in Morocco

Ain Atiq, Morocco, June 7, 2006 – The new Labinal (SAFRAN Group) plant in Ain Atiq, near Rabat, was officially inaugurated today, in a ceremony presided by His Majesty Mohammed VI, King of Morocco. Because of the King's presence, several tens of thousands of people traveled to the Labinal site in Morocco.

During the inauguration ceremony attended by a number of VIPs and guests, Jean-Paul Béchat, Chairman of the Executive Board of SAFRAN, underscored the Group's confidence in the future of Morocco, and in the country's competitive assets as a subcontractor to the aviation industry. His Majesty Mohammed VI bestowed the Al Alaoui Wissam (Commander) medal on Jean-Paul Béchat.

The new production site spans some seven hectares (about 17 acres), and offers 10,800 square meters (116,640 sq ft) of floorspace. It is dedicated to the assembly and marketing of electrical connection systems for the aviation industry. Representing an investment of 100 million dirhams (about 9 million euros), this plant offers a state-of-the-art working environment for its personnel.

"For Labinal, the inauguration of this plant opens a new chapter in a story that started nearly five years ago in Morocco, with the creation of Matis Aerospace in 2001, then Labinal Maroc in 2004," said Philippe Petitcolin, Chairman of Labinal. *"With this plant, primarily dedicated to production of wiring for the entire Airbus family, Labinal can keep pace with the growth in aircraft production rates, and also contribute to industrial development in the region."*

The decision to set up operations in Rabat follows a long tradition of collaboration between Morocco and the SAFRAN Group. The Moroccan airline Royal Air Maroc (RAM), which deploys more than 60 CFM56 engines, teamed up with Snecma as early as 1999 to create Snecma Morocco Engine Services, a joint venture that provides maintenance, repair and overhaul (MRO) services. Subsequently, RAM and SAFRAN joined Boeing to create Matis Aerospace in 2001.
In 2005, SAFRAN started two new businesses: Aircelle Maroc, for the production of nacelle components for commercial airplanes, and Teuchos Maroc, an engineering company.

Labinal, a SAFRAN Group company, *is a world-class supplier of electrical wiring systems, as well as design and engineering services for the aerospace and defense markets. It has built up extensive expertise over a number of years, with broad experience as a partner to the world's main aircraft manufacturers. Labinal is organized in three divisions, all dedicated to total customer satisfaction: Wiring Europe, Wiring North America, and Engineering and Technology.*

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

Press contacts

Labinal
Nathalie Lankry
Tel +33 (0)1 30 85 43 41
nathalie.lankry@fr.labinal.com
www.labinal.com

SAFRAN
Jocelyne Terrien
Tel +33 (0)1 40 60 80 28
jocelyne.terrien@safran.fr
www.safran-group.com